September 16, 2025

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attn:	Amanda Kim
Stephen Krikorian Marion Graham Mitchell Austin

Re:	Platinum Analytics Cayman Limited
Registration Statement on Form F-1, as amended
File No. 333-287134

Ladies and Gentlemen:

As representative of the several underwriters of the proposed offering of ordinary shares of Platinum Analytics Cayman Limited (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:30 p.m., Eastern Time, on Thursday, September 18, 2025, or as soon thereafter as possible.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Sincerely,

Kingswood Capital Partners, LLC

By:	/s/ Brian Herman
Name:	Brian Herman
Title:	Senior Managing Director

[Signature Page to Acceleration Request]